

Mail Stop 3561

December 15, 2016

Michael J. Wortley
Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, TX 77002

>   **Re: Cheniere Energy, Inc.**
>   **Cheniere Energy Partners LP Holdings, LLC**
>   **Cheniere Energy Partners, L.P.**
>   **Sabine Pass Liquefaction, LLC**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2016**
>   **Filed February 19, 2016 and November 3, 2016**
>   **Forms 8-K filed January 15, 2016 and February 24, 2016**
>   **File Nos. 1-16383, 1-36234, 1-33366, and 333-192373**

Dear Mr. Wortley:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal year Ended December 31, 2015

Cheniere Energy, Inc.

Summary of Critical Accounting Estimates
Goodwill, page 56

1. Please clarify if you performed a quantitative analysis of goodwill impairment for fiscal 2015. If so, please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Consolidated Balance Sheets, page 64

2. Please tell us why your issued and outstanding share amounts are the same even though you have shares held in the treasury.

Consolidated Statements of Cash Flows, page 68

3. We note total share-based compensation stated in Note -13 Share-Based Compensation, does not agree to amounts disclosed in the statement of cash flows for fiscal year 2015. Please advise or revise.

4. Please tell us the nature of the other, net and other line items included in net cash used in operating activities and investing activities. Also, tell us your consideration of separately presenting material amounts include in those line items.

Note 5 – Property, Plant and Equipment, page 78

5. Please disclose actual depreciation expense for each year presented. Refer to ASC 360-10-50-1. Also, please explain why the changes in the accumulated depreciation accounts from December 31, 2014 to December 31, 2015 do not equal the amount of depreciation and amortization disclosed on the statements of operations and cash flows.

Cheniere Energy Partners, LP

Selected Financial Data, page 40

6. It appears you inadvertently omitted net loss per common unit for fiscal year 2014. Please advise or revise. Refer to Item 301 of Regulation S-K.

Note 15 – Net Income (Loss) Per Common Unit, page 89

7. We note your disclosure that the impact of the beneficial conversion feature is also included in earnings per unit for the years ended December 31, 2015, 2014 and 2013. Please tell us how the amounts are included in the loss per unit and why you did not include a line item in your reconciliations for the years presented related to the amortization of the beneficial conversion feature. Additionally, tell us why no amortization of the beneficial conversion feature is shown in your consolidated statements of partners' equity for fiscal years 2014 and 2013.

Cheniere Energy Partners LP Holdings, LLC

Note 2 – Summary of Significant Accounting Policies
Accounting for Investment in Cheniere Partners, page 31

8. Please provide us with your calculations of the changes in the suspended loss account from 2014 to 2015.

Cheniere Energy, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2016

9. Please disclose the nature of the impairment charge and the facts and circumstances that resulted in your conclusion to record the amount.

Cheniere Energy, Inc., Cheniere Energy Partners LP Holdings, LLC, and Sabine Pass Liquefaction, LLC

Forms 8-K filed January 15, 2016 and February 24, 2016

10. You disclose a non-GAAP liquidity measure pre-tax CEI cash flow per share and pre-tax CEI cash flow per share (no CMI sales) which is inconsistent with Question 102.05 of the updated Compliance and Disclosure Interpretations related to Non-GAAP Measures issued May 17, 2016.   Please tell us your consideration of the guidance in your presentation of these measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products